EXHIBIT 21



                         LIST OF SUBSIDIARIES


     The Partnership is a partner of Mall of Memphis Associates, a general partnership which holds title to the Mall of Memphis in Memphis, Tennessee. The developer of the property is a partner in the joint venture. The Partnership is a partner of 767 Third Avenue Associates, a general partnership which holds title to the 767 Third Avenue Building in New York City, New York.

The developer of the property is a partner in the joint venture. The Partnership is a partner of Riverfront Office Park Joint Venture, a general partnership which holds title to the Riverfront Office Building in Cambridge, Massachusetts. The developer of the property was a partner in the joint venture. The Partnership is a partner of Excelsior Associates, L.P., a general partnership which holds title to the 824 Market Street Office Building (formerly Marine Midland Office Building) in Wilmington, Delaware. The developer of the property is a partner of the joint venture.